B. Riney Green rgreen@bassberry.com (615) 742-7866

September 20, 2016

Mr. Chad Eskildsen Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review and Accounting 100 F Street N.E. Washington DC 20549

Re:	LocalShares Investment Trust Compliance Review

Dear Mr. Eskildsen:

On behalf of LocalShares Investment Trust (the “Company”), and in response to the comments received from the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a phone conversation on September 8, 2016 (the “Comments”), we are hereby transmitting our response to the Comments.

For convenience of reference, each Comment pursuant to the above mentioned phone correspondence is reprinted below in bolded font and is followed by the corresponding response of the Company.

1.	Comment: Please confirm that the adviser, LocalShares Investments, LLC, is not entitled to expense reimbursement from the Company for any amount in excess of its capped fee. Please also provide the Fee Waiver Agreement, including the recent extension, or direct the Staff as to where it may be located on EDGAR.

Response: In response to the Staff’s comment, the Company has provided as supplemental correspondence to the Staff, the Revised Notice of Fee Waiver (the “Fee Waiver”) executed by LocalShares Investments, LLC (the “Adviser”) on September 15, 2016. Through the Fee Waiver, the Adviser expressly, irrevocably and unilaterally waives through September 30, 2017 any right of the Adviser to obtain reimbursement or advances of expenses from the Company to which the Adviser might otherwise be entitled to under the Management Services Agreement.

2.
Comment: Please confirm that the information on the Premium/Discount chart available on Nashville Exchange Traded Fund’s website at http://www.nashvilleareaetf.com/premium-discount-chart-1.aspx properly complies with the time periods required by Item 11(g)(2) of Form N-1A, which requires disclosure for the most recently completed calendar year and completed calendar quarters since the end of the most recently completed calendar year.

150 Third Avenue South, Suite 2800
Nashville, TN 37201
bassberry.com

Chad Eskildsen
September 20, 2016

Response: In response to the Staff’s comment, the Company undertakes to include on its website all time periods required by Item 11(g)(2) of Form N-1A. As of the date of this response, this will include information for the twelve months ending December 31, 2015 and the first six months ending June 30, 2016.

If you have any questions or would like to discuss further, please feel free to contact me via phone at (615) 742-7866 or via email at rgreen@bassberry.com. I look forward to hearing from you soon.

Sincerely,

/s/ B. Riney Green

B. Riney Green